Signing Day Sports, Inc.

8355 East Hartford Rd., Suite 100

Scottsdale, AZ 85255

January 5, 2026

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Jan Woo

Re:	Signing Day Sports, Inc.
Registration Statement on Form S-1 (File No. 333-292569)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Signing Day Sports, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective at 9:00 a.m. (Eastern Time) on Wednesday, January 7, 2026, or as soon thereafter as practicable.

Under separate cover, you will receive today a letter from the representative of the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Joseph J. Kaufman of Bevilacqua PLLC at (202) 869-0888, ext. 113.

Respectfully,

Signing Day Sports, Inc.

By:	/s/ Daniel Nelson
Daniel Nelson
Chief Executive Officer

cc: Joseph J. Kaufman